Exhibit 99.1

Telesat Reports Results for the Quarter and Twelve Months Ended December 31, 2023

OTTAWA, CANADA — March 28, 2024 — Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three-month and one-year periods ended December 31, 2023. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (IFRS) unless otherwise noted.

“Telesat achieved a great deal in 2023 and I am pleased with our financial performance and, more importantly in terms of our future, the breakthrough we had in moving Telesat Lightspeed, our advanced Low Earth Orbit (LEO) satellite program, forward,” commented Dan Goldberg, Telesat’s President and CEO. “Our financial results reflect our continued disciplined execution, delivering Adjusted EBITDA1 above our 2023 guidance as well as industry-leading Adjusted EBITDA margins1, high capacity utilization, a substantial contractual backlog2 of $1.3 billion, and significant cash flow, ending the year with a cash balance of $1.7 billion.”

Goldberg added:    “Certainly the big development for Telesat last year was our announcement in August that we selected MDA Space to be the prime satellite contractor for Telesat Lightspeed, that the program is fully funded through global service delivery (subject to certain conditions) and that, by leveraging a number of key technology advances, Telesat Lightspeed will have improved network performance and efficiency and still achieve an expected capital cost savings of approximately US$2 billion relative to the approach we previously had been taking. I am also pleased that we have had extensive engagement with the Government of Canada regarding financing for Telesat Lightspeed and expect to share funding terms shortly. We estimate that, in addition to the roughly US$2 billion of capital cost savings, our total cost of borrowings is expected to be roughly US$750 million lower relative to our prior Telesat Lightspeed plan. The Government of Canada has been a strong supporter of the Lightspeed program and we are grateful for that support.”

Goldberg concluded:    “For 2024, and as reflected in our financial guidance for the year, we expect continued reduction in revenues from our North American direct-to-home (DTH) satellite video customers as well as reduced revenues from customers for enterprise services owing to significant competition in the satellite services market. We also expect meaningful increases in operating and capital expenditures as we accelerate the development of Telesat Lightspeed. The reduction in revenue and increase in operating expenditures is expected to result in a substantial decrease in Adjusted EBITDA1 relative to 2023, down 34% at the mid-point of our 2024 guidance range. Our focus this year will be, on the one hand, maximizing our Adjusted EBITDA1 and cash flow by seeking to mitigate the anticipated revenue declines and rigorously managing our legacy cost structure while, on the other hand, ramping up all activities associated with building and commercializing Telesat Lightspeed, which we strongly believe will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

For the year ended December 31, 2023, Telesat reported consolidated revenue of $704 million, a decrease of 7% ($55 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 9% ($70 million) compared to 2022. The decrease was due to a rate reduction on the renewal of a long-term agreement with a North American DTH customer combined with a reduction of capacity and rate by another one of our North American DTH customers. The completion of an equipment sale in 2022 to the U.S. Defense Advanced Research Projects Agency (DARPA) which was not repeated in 2023 as well as lower revenue from certain Latin American customers also contributed to the revenue reduction relative to 2022.

Operating expenses for the full year 2023 were $205 million, a decrease of 21% ($54 million) from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by 22% ($57 million) compared to 2022. The decrease was primarily due to lower non-cash share-based compensation, higher costs for equipment sales in 2022 relating to the DARPA program, and lower insurance costs.

Adjusted EBITDA1 for the full-year 2023 was $534 million, a decrease of 6% ($34 million) or, when adjusted for foreign exchange rates, a decrease of 8% ($46 million). The Adjusted EBITDA margin1 was 75.8%, compared to 74.8% in the same period in 2022.

For the year ended December 31, 2023, Telesat’s net income was $583 million compared to a net loss of $82 million for the prior year. The positive variation of $665 million was principally due to C-band clearing proceeds recognized in the second quarter of 2023 combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on the repurchase of debt.

For the quarter ended December 31, 2023, Telesat reported consolidated revenue of $166 million, a decrease of 20% ($41 million) compared to the same period in 2022. The decrease was primarily due to the completion of an equipment sale in 2022 to DARPA which was not repeated in 2023 and a rate reduction on the renewal of a long-term agreement with a North American DTH customer.

Operating expenses for the quarter were $50 million, a decrease of 38% ($30 million) from 2022.

The decrease was primarily due to lower non-cash share-based compensation and higher equipment sales in 2022 relating to the DARPA program.

Adjusted EBITDA1 for the quarter was $123 million, a decrease of 11% ($16 million). The Adjusted EBITDA margin1 was 74.3%, compared to 67.2% in the same period in 2022.

Telesat net income for the quarter was $39 million compared to net income of $91 million for the same period in the prior year.

Business Highlights

▲	MDA Space Satellite Agreement and Telesat Lightspeed Financing:
-

Telesat announced on August 11, 2023, that space technology company MDA Space Ltd. has been contracted to build the advanced satellites for the Telesat Lightspeed program and that, subject to certain conditions, Telesat Lightspeed was fully funded funding through global service delivery.

▲	SpaceX Launch Agreement:
-

In September 2023, Telesat announced that it had entered into a launch agreement with SpaceX for 14 launches on SpaceX’s Falcon 9. These launches will carry up to 18 of its Telesat Lightspeed satellites per launch from SpaceX’s launch facilities in California and Florida and is the largest commercial satellite launch agreement in SpaceX’s history.

▲	Launch of LEO 3 Demonstration Satellite:
	-	In July 2023, Telesat launched its LEO 3 demonstration satellite, which has successfully completed in-orbit testing.
	-	The LEO 3 satellite features Ka- and V-band payloads and will provide continuity for customer and ecosystem vendor testing campaigns following the decommissioning of Telesat’s Phase 1 LEO satellite.
▲	C-band Spectrum Cleared:
-

On June 30, 2023, the Wireless Telecommunications Bureau of the U.S. Federal Communications Commission (FCC) completed its validation of Telesat’s Phase II certification of accelerated C-band clearing activities in the 3.7 GHz band, making Telesat eligible to receive US$259.6 million, its second accelerated relocation payment.

-

An amount of $344.9 million (US$259.6 million) was recognized during the three months ended June 30, 2023, and was recorded under other operating gains (losses), net and the payment was received in the three months ended September 30, 2023.

▲	Debt Repurchase:
	-	For the year ended December 31, 2023, Telesat repurchased debt with a cumulative principal amount of US$427.0 million in exchange for an aggregate cost of US$255.6 million.
		-	Combined with the debt repurchases completed in 2022, Telesat has repurchased a cumulative principal amount of US$587.0 million for an aggregate cost of US$332.7 million.

▲	At December 31, 2023:
	-	Telesat had contracted backlog[2] for future services of approximately $1.3 billion (excluding approximately $740 million revenue commitments associated with Telesat Lightspeed).
	-	Fleet utilization was 85%.

2024 Financial Outlook

(assumes a foreign exchange rate of US$1=C$1.35)

For 2024, Telesat expects full year:

•        revenues to be between $545 million and $565 million;

•        Adjusted EBITDA1 to be between $340 million and $360 million, which reflects Telesat Lightspeed operating expenses of between $80 million and $90 million; and

•        cash flows used in investing activities to be in the range of $1,000 million to $1,400 million, which is nearly all related to expected Telesat Lightspeed capital expenditures.

Telesat’s annual report on Form 20-F for the year ended December 31, 2023, has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Thursday, March 28, 2024, at 10:30 a.m. ET to discuss its financial results for the three months and one year periods ended December 31, 2023. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 6484355 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/8s2idbwz A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 28, 2024 until 11:59 p.m. ET on April 11, 2024. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 7879436 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s LEO satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:
Investor Relations
Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2024 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “believe”, “opportunity,” ”finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment including Telesat’s ability to enter into definitive funding agreements with Telesat’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of Telesat’s vendor financing, technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, that was filed on March 28, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation
Consolidated Statements of Income (Loss)
For the periods ended December 31

(in thousands of Canadian dollars, except per share amounts)	Three months		Twelve months
	2023	2022(4)	2023	2022(4)
Revenue	$165,901	$206,684	$704,161	$759,169
Operating expenses	(49,901)	(79,961)	(204,552)	(258,989)
Depreciation	(42,602)	(46,691)	(182,669)	(188,755)
Amortization	(3,166)	(3,775)	(13,093)	(14,979)
Other operating gains (losses), net	(79,900)	7	264,999	7
Operating income	(9,668)	76,264	568,846	296,453
Interest expense	(65,179)	(67,304)	(270,350)	(221,756)
Gain on repurchase of debt	8,618	—	230,080	106,916
Interest and other income	17,768	12,915	66,532	23,476
Gain (loss) on changes in fair value of financial instruments	—	—	—	4,314
Gain (loss) on foreign exchange	77,577	72,251	77,758	(239,591)
Income (loss) before income taxes	29,116	94,126	672,866	(30,188)
Tax (expense) recovery	10,224	(3,266)	(89,596)	(51,409)
Net income (loss)	$39,340	$90,860	$583,270	$(81,597)

Net income (loss) attributable to:
Telesat Corporation shareholders	$10,465	$22,753	$157,118	$(23,764)
Non-controlling interest	28,875	68,107	426,152	(57,833)
	$39,340	$90,860	$583,270	$(81,597)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$0.77	$1.80	$11.71	$(1.93)
Diluted	$0.74	$1.73	$11.29	$(1.93)

Total Weighted Average Common Shares Outstanding
Basic	13,602,952	12,611,700	13,417,290	12,311,264
Diluted	15,679,834	14,610,705	15,288,221	12,311,264

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2023	December 31, 2022(4)
Assets
Cash and cash equivalents	$1,669,089	$1,677,792
Trade and other receivables	78,289	41,248
Other current financial assets	631	515
Current income tax recoverable	16,510	18,409
Prepaid expenses and other current assets	52,169	50,324
Total current assets	1,816,688	1,788,288
Satellites, property and other equipment	1,260,298	1,364,084
Deferred tax assets	2,954	49,984
Other long-term financial assets	6,633	10,476
Long-term income tax recoverable	7,497	15,303
Other long-term assets	40,926	47,977
Intangible assets	692,756	756,878
Goodwill	2,446,603	2,446,603
Total assets	$6,274,355	$6,479,593

Liabilities
Trade and other payables	$43,626	$43,555
Other current financial liabilities	29,061	48,397
Income taxes payable	1,921	3,476
Other current liabilities	63,119	75,968
Total current liabilities	137,727	171,396
Long-term indebtedness	3,197,019	3,850,081
Deferred tax liabilities	235,247	271,246
Other long-term financial liabilities	14,938	19,663
Other long-term liabilities	290,441	327,055
Total liabilities	3,875,372	4,639,441

Shareholders’ Equity
Share capital	51,252	46,554
Accumulated earnings	534,058	356,273
Reserves	76,608	78,609
Total Telesat Corporation shareholders’ equity	661,918	481,436
Non-controlling interest	1,737,065	1,358,716
Total shareholders’ equity	2,398,983	1,840,152
Total liabilities and shareholders’ equity	$6,274,355	$6,479,593

Telesat Corporation
Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2023	2022(4)
Cash flows from operating activities
Net income (loss)	$583,270	$(81,597)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	182,669	188,755
Amortization	13,093	14,979
Tax expense (recovery)	89,596	51,409
Interest expense	270,350	221,756
Interest income	(63,838)	(23,564)
(Gain) loss on foreign exchange	(77,758)	239,591
(Gain) loss on changes in fair value of financial instruments	—	(4,314)
Share-based compensation	33,015	67,428
(Gain) loss on disposal of assets	(59)	(7)
Gain on repurchase of debt	(230,080)	(106,916)
Impairment	79,740	—
Deferred revenue amortization	(59,337)	(77,075)
Pension expense	5,674	7,587
C-band clearing income	(344,892)	—
Other	2,958	(1,184)
Income taxes paid, net of income taxes received	(66,841)	(98,143)
Interest paid, net of interest received	(209,261)	(163,113)
Operating assets and liabilities	(39,212)	(6,744)
Net cash from operating activities	169,087	228,848
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(83,319)	(31,805)
Cash payments related to property and other equipment	(42,920)	(32,701)
Purchase of intangible assets	(13,267)	(71)
C-band clearing proceeds	351,438	64,651
Net cash (used in) generated from investing activities	211,932	74
Cash flows (used in) generated from financing activities
Repurchase of indebtedness	(344,014)	(97,234)
Payments of principal on lease liabilities	(2,171)	(2,498)
Satellite performance incentive payments	(6,385)	(6,667)
Proceeds from exercise of stock options	27	—
Tax withholdings on settlement of restricted share units	(3,198)	—
Government grant received	1,089	22,324
Final Transaction adjustment payment	—	(20,790)
Net cash (used in) generated from financing activities	(354,652)	(104,865)
Effect of changes in exchange rates on cash and cash equivalents	(35,070)	104,142
Changes in cash and cash equivalents	(8,703)	228,199
Cash and cash equivalents, beginning of year	1,677,792	1,449,593
Cash and cash equivalents, end of year	$1,669,089	$1,677,792

Telesat’s Adjusted EBITDA margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS measures.

(in thousands of Canadian dollars) (unaudited)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022(4)	2023	2022(4)
Net income (loss)	$39,340	$90,860	$583,270	$(81,597)
Tax expense (recovery)	(10,224)	3,266	89,596	51,409
(Gain) loss on changes in fair value of financial instruments	—	—	—	(4,314)
(Gain) loss on foreign exchange	(77,577)	(72,251)	(77,758)	239,591
Interest and other income	(17,768)	(12,915)	(66,532)	(23,476)
Interest expense	65,179	67,304	270,350	221,756
Gain on repurchase of debt	(8,618)	—	(230,080)	(106,916)
Depreciation	42,602	46,691	182,669	188,755
Amortization	3,166	3,775	13,093	14,979
Other operating (gains) losses, net	79,900	(7)	(264,999)	(7)
Non-recurring compensation expenses(3)	385	303	1,078	305
Non-cash expense related to share-based compensation	6,949	11,968	33,015	67,428
Adjusted EBITDA	$123,334	$138,994	$533,702	$567,913

Revenue	$165,901	$206,684	$704,161	$759,169
Adjusted EBITDA Margin	74.3%	67.2%	75.8%	74.8%

End Notes

1       The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2       Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘backlog’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3       Includes severance payments and special compensation and benefits for executives and employees.

4       The figures from 2022 were restated to take into account the impact of the amendment from IAS 12, Income Taxes. For additional details on the restatement, refer to Note 3 of the consolidated financial statements that may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.